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                     U.S. Securities and Exchange Commission
                             Washington, D. C. 20549
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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                        Commission File Number: 001-09478

                                  (Check One):

[ ] Form 10-K and Form 10-KSB    [ ] Form 20-F     [ ] Form 11-K

[X] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

         For Period Ended: June 30, 2000

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registration Information

         Full Name of Registrant:                Water Chef, Inc.

         Former Name if Applicable:              n/a

         Address of Principal Executive
         Office:                                 1007 Glen Cove Avenue - Suite 1
                                                 Glen Head, New York 11545


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be

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completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense [x]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [x]

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable [ ]

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Registrant's Form 10-QSB for the period ending June 30, 2000 could not be filed in a timely manner as the Registrant failed to provide its accountants sufficient time to review the respective financial statements before the filing deadline. The Registrant could not prepare such financials timely because its limited accounting resources were preoccupied with the reconciliation of certain prior transactions. This development has prevented the Registrant from filing the Form 10-QSB in a timely manner without unreasonable effort and expense to the Registrant.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Mr. David A. Conway, President/Chief Executive Officer
     516/656-0059

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [x] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [ ] Yes    [x] No

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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                                WATER CHEF, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2000                By: /s/ David A. Conway
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                                             David A. Conway
                                             President/CEO